Exhibit 99.4

   DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS

As at March 31, 2009 and December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)
	March 31, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$141,642	$167,584
Accounts receivable	393,528	406,076
Client accounts receivable (note 3)	437,227	389,282
Trading securities owned (note 4)	327,440	161,882
Available-for-sale securities (note 5)	142,695	294,730
Equity accounted investments (note 6)	157,708	160,339
Deferred sales commissions (note 7)	230,472	234,027
Capital, real estate and other assets (note 8)	522,013	526,256
Goodwill and other intangible assets (note 9)	739,806	740,784
Future income tax assets (note 18)	7,433	-
TOTAL ASSETS	$3,099,964	$3,080,960
LIABILITIES
Bank indebtedness (note 10)	$2,146	$-
Accounts payable and accrued liabilities	259,653	291,029
Client deposits and related liabilities (note 11)	469,021	408,647
Trading securities sold short (note 4)	36,743	43,951
Income taxes payable	6,550	8,472
Corporate debt (note 12)	528,542	529,507
Series 1 preference shares, DundeeWealth (note 13)	153,059	152,978
Preference shares, series 1 (note 13)	147,459	147,371
Future income tax liabilities (note 18)	-	3,024
	1,603,173	1,584,979
NON-CONTROLLING INTEREST	613,287	615,142
SHAREHOLDERS' EQUITY
Share capital (note 14)
Common shares	288,517	288,398
Contributed surplus	11,897	11,549
Retained earnings	595,817	604,075
Accumulated other comprehensive loss (note 15)	(12,727)	(23,183)
	883,504	880,839
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,099,964	$3,080,960
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 21)

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2009 and 2008
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	March 31, 2009	March 31, 2008
REVENUES
Management fees	$89,578	$117,999
Redemption fees	3,667	3,848
Financial services	60,870	88,496
Real estate revenues	44,711	50,648
	198,826	260,991
Investment income (note 16)	860	7,023
	199,686	268,014
EXPENSES
Selling, general and administrative	69,181	86,532
Variable compensation	40,897	61,004
Trailer service fees	25,935	34,279
Operating costs, real estate	31,129	34,870
	167,142	216,685
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	32,544	51,329
Amortization of deferred sales commissions	21,580	18,974
Depreciation, depletion and amortization	5,106	4,801
Interest expense	11,868	6,410
Share of losses of equity accounted investees (note 16)	1,963	340
Fair value adjustments (note 5)	9,046	75,885
Foreign exchange loss	860	3,064
Unrealized gain on exchangeable debentures	-	(507)
OPERATING LOSS BEFORE UNDERNOTED ITEMS	(17,879)	(57,638)
Dilution gains	252	423
	(17,627)	(57,215)
Income taxes (note 18)
Current	10,842	31,825
Future	(14,061)	(48,263)
	(3,219)	(16,438)
Non-controlling interest	(6,164)	(24,444)
NET LOSS FROM CONTINUING OPERATIONS	(8,244)	(16,333)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69
NET LOSS FOR THE PERIOD	$(8,244)	$(16,264)
NET LOSS PER SHARE (note 19)
Basic	$(0.11)	$(0.22)
Diluted	$(0.11)	$(0.22)
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended March 31, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
	ref	March 31, 2009	March 31, 2008
NET LOSS FOR THE PERIOD		$(8,244)	$(16,264)
Other comprehensive (loss) income
Unrealized earnings (losses) on available-for-sale securities	a	3,858	(75,837)
Transfer of unrealized losses to net earnings	b	8,047	53,137
Unrealized foreign currency gain on forward contract	c	79	318
Unrealized foreign currency translation	d	(514)	4,858
Transfer of unrealized loss from foreign currency translation to net earnings	e	609	-
Share of other comprehensive gain (loss) of equity accounted investees	f	1,186	(369)
Non-controlling interest		(2,809)	7,590
Other comprehensive income (loss) from operations		10,456	(10,303)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$2,212	$(26,567)
a) Net of taxes of		$(130)	$31,176
b) Net of taxes of		$(3,286)	$(21,705)
c) Net of taxes of		$(8)	$(143)
d) Net of taxes of		$350	$(1,787)
e) Net of taxes of		$(249)	$-
f) Net of taxes of		$(470)	$159
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the three months ended March 31, 2009 and the year ended December 31, 2008
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	Loss	Total
Balance, January 1, 2008	$292,538	$7,513	$814,405	$1,320	$1,115,776
Net loss	-	-	(196,192)	-	(196,192)
Other comprehensive loss	-	-	-	(24,503)	(24,503)
Acquisition of Class A subordinate shares for cancellation	(6,374)	-	(13,979)	-	(20,353)
Issuance of Class A subordinate shares for cash	121	-	-	-	121
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	45
Stock based compensation	-	4,072	(159)	-	3,913
Exercise of options	2,068	(36)	-	-	2,032
Balance, December 31, 2008	288,398	11,549	604,075	(23,183)	880,839
Net loss	-	-	(8,244)	-	(8,244)
Other comprehensive income	-	-	-	10,456	10,456
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	(14)	-	(1,055)
Stock based compensation	-	348	-	-	348
Exercise of options	1,160	-	-	-	1,160
Balance, March 31, 2009	$288,517	$11,897	$595,817	$(12,727)	$883,504
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATMENTS OF CASH FLOWS

For the three months ended March 31, 2009 and 2008
(expressed in thousands of Canadian dollars) (unaudited)
	March 31, 2009	March 31, 2008
OPERATING ACTIVITIES:
Net loss from continuing operations for the period	$(8,244)	$(16,333)
Non-cash items in net loss:
Depreciation, depletion and amortization	26,686	23,775
Net investment loss (gains)	2,914	(1,567)
Share of losses of equity accounted investees	1,963	340
Fair value adjustments	9,046	75,885
Unrealized gain on exchangeable debentures	-	(507)
Dilution gains	(252)	(423)
Future income taxes	(14,061)	(48,263)
Non-controlling interest	(6,164)	(24,444)
Stock based compensation	4,898	5,649
Other	5,565	298
	22,351	14,410
Changes in:
Accounts receivable	14,513	112,863
Accounts payable and accrued liabilities	(12,223)	(83,334)
Bank indebtedness	2,146	85,547
Income taxes payable	(2,183)	(18,451)
Trading securities owned and sold short, net	(3,306)	81,087
Client accounts receivable, net of client deposits and related liabilities	12,429	(110,268)
Development of land, housing and condominium inventory	(18,056)	(11,414)
Other real estate working capital	2,290	15,277
CASH PROVIDED FROM OPERATING ACTIVITIES	17,961	85,717
INVESTING ACTIVITIES:
Net investment in real estate assets	(4,201)	(9,752)
Sales commissions incurred on distribution of mutual funds	(18,025)	(31,604)
Proceeds from dispositions of corporate investments	3,694	101,757
Acquisitions of corporate investments	(17,370)	(22,762)
Acquisition of shares from non-controlling interests	-	(70,679)
Acquisitions of capital and other tangible assets	(338)	(7,270)
CASH USED IN INVESTING ACTIVITIES	(36,240)	(40,310)
FINANCING ACTIVITIES:
Change in corporate debt	(6,550)	(19,523)
Issuance of Class A subordinate shares, net of issue costs	1,160	142
Amounts deposited by non-controlling shareholders	-	5,000
Acquisition of Class A subordinate shares, net of costs	(1,055)	-
Net issuance (cancellation) of shares by subsidiaries	277	(588)
Dividends paid by subsidiaries to non-controlling shareholders	(1,495)	(1,481)
CASH USED IN FINANCING ACTIVITIES	(7,663)	(16,450)
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(25,942)	28,957
Cash and cash equivalents, beginning of period	167,584	126,915
Change in net cash relating to discontinued operations	-	200
CASH AND CASH EQUIVALENTS, END OF PERIOD	$141,642	$156,072
Cash flows from operating activities include the following:
Interest paid	$11,868	$6,410
Taxes paid	$13,695	$51,680
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2009 and 2008
(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)
(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2008 (“2008 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2008 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Changes in Accounting Policies
On January 1, 2009, the Company adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The adoption of this new guidance had no impact on the reported results of the Company.

Reclassification of 2008 Amounts
The consolidated financial statements for the comparative period ended March 31, 2008 have been reclassified to conform to the presentation adopted for 2009.

2.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

The Company did not complete any business combinations, dispositions or reorganizations during the three months ended March 31, 2009.

In the first quarter of the prior year, the Company purchased 5,322,687 shares of DundeeWealth Inc. (“DundeeWealth”) for cash of $70,679,000.  The transaction was accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets”.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

DUNDEE CORPORATION

Net assets acquired
Investment management contracts	$69,676
Other net assets	20,974
Future income tax liabilities	(19,971)
$70,679
Aggregate purchase price
Cash	$70,679

3.	CLIENT ACCOUNTS RECEIVABLE

	March 31, 2009	December 31, 2008
Client accounts	$231,260	$232,563
Brokers' and dealers' balances	87,387	55,056
Securities borrowed	118,580	101,663
	$437,227	$389,282

DundeeWealth is holding collateral with a market value of $119,235,000 (December 31, 2008 – $101,537,000) against amounts receivable pursuant to securities borrowing arrangements.

4.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

	March 31, 2009			December 31, 2008
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$132,044	$33,805	$142,333	$39,925
Equities and convertible debentures	38,181	2,938	19,549	4,026
Floating rate notes from restructuring of ABCP	157,215	-	-	-
	$327,440	$36,743	$161,882	$43,951

Bonds include $75,549,000 in guaranteed investment certificates and discounted notes held by the resources segment.  These amounts have been deposited with a Canadian Schedule I Chartered Bank.  Bond maturities range from 2009 to 2108 (December 31, 2008 – from 2009 to 2052) and have annual interest yields ranging from 0% to 12.5% (December 31, 2008 – 0% to 12.5%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

Exchange of Asset-backed Commercial Paper for Floating Rate Notes

On completion of the restructuring plan for non-bank sponsored asset-backed commercial paper (“ABCP”) on January 21, 2009 (note 20), DundeeWealth received certain floating rate notes (“FRNs”), which have been designated as held-for-trading.

DUNDEE CORPORATION

5.	AVAILABLE-FOR-SALE SECURITIES

		March 31, 2009		December 31, 2008
	Cost	Fair Value	Cost	Fair Value
Asset-backed commercial paper (note 4)	$-	$-	$169,478	$169,478
Mutual funds managed by a subsidiary	85,639	68,308	91,719	68,194
Collateralized loan obligations and other structured products (note 20)	7,599	7,599	16,645	16,645
Other portfolio investments	74,374	66,788	56,779	40,413
	$167,612	$142,695	$334,621	$294,730

During the three months ended March 31, 2009, DundeeWealth recognized an other-than-temporary impairment in its portfolio of available-for-sale (“AFS”) securities of $9,046,000 (2008 – $75,885,000).  The prior period other-than-temporary impairment related to DundeeWealth’s ABCP investments which were exchanged for FRNs and subsequently classified as held-for-trading during the quarter (note 20).

6.	EQUITY ACCOUNTED INVESTMENTS

Details of the Company’s ownership and carrying values of its equity accounted investments are included in the following table.  The aggregate fair value of the Company’s equity accounted investments as at March 31, 2009 was $106,654,000 (December 31, 2008 – $106,027,000).

		March 31, 2009		December 31, 2008
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$14,188	25%	$13,560
Dundee Precious Metals Inc.	20%	39,292	20%	37,952
Dundee Real Estate Investment Trust	20%	93,456	21%	96,337
Escal UGS S.L.	33%	5,975	33%	5,975
Odyssey Resources Limited	43%	1,478	43%	2,842
Other		3,319		3,673
		$157,708		$160,339

The Company's investment in Dundee Real Estate Investment Trust (“Dundee REIT”) is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 321,000 units pursuant to the exchange feature of its outstanding exchangeable debentures.

7.	DEFERRED SALES COMMISSIONS

	As at and for the	As at and for the
	three months ended	year ended
	March 31, 2009	December 31, 2008
Deferred sales commissions, beginning of period	$234,027	$207,005
Commissions funded during the period	18,025	108,890
Amortization during the period	(21,580)	(81,868
Deferred sales commissions, end of period	$230,472	$234,027

DUNDEE CORPORATION

8.	CAPITAL, REAL ESTATE AND OTHER ASSETS

	March 31, 2009	December 31, 2008
Real estate assets
Land under development	$125,879	$125,298
Land held for development	162,048	160,048
Housing and condominiums	92,947	96,929
Revenue properties	67,659	63,951
Oil and gas properties
Tunisia	17,825	17,825
Other	464	464
Capital and other assets	55,191	61,741
	$522,013	$526,256

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2009	December 31, 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$375,967	$-	$375,967	$375,967
Indefinite life intangible assets
Investment management contracts	336,548	-	336,548	336,548
Definite life intangible assets
Institutional management contracts	16,417	1,231	15,186	15,596
Funds under administration	15,795	6,571	9,224	9,460
Customer relationships	6,651	3,770	2,881	3,213
	$751,378	$11,572	$739,806	$740,784

10.	BANK INDEBTEDNESS

At March 31, 2009, DundeeWealth’s brokerage subsidiary had borrowed $2,146,000 (December 31, 2008 – $nil) pursuant to credit facilities provided by two Canadian chartered banks.  During the three months ended March 31, 2009, the interest rate on these facilities ranged from 1.75% to 2.75% on Canadian funds (December 31, 2008 – 2.75% to 5.00%) and was 2.75% on U.S. funds (December 31, 2008 – 2.6% to 5.25%).

From time to time, and to facilitate the securities settlement process for both client and principal securities transactions, DundeeWealth’s brokerage subsidiary may utilize call loans, of which $93,300,000 in facilities was available at March 31, 2009 (December 31, 2008 – $93,300,000).  The use of call loans is customary to facilitate the securities settlement process or to fund margin lending and these loans are collateralized by securities.

DUNDEE CORPORATION

11.	CLIENT DEPOSITS AND RELATED LIABILITIES

	March 31, 2009	December 31, 2008
Client accounts	$378,238	$356,898
Brokers' and dealers' balances	81,721	35,061
Securities loaned	2,482	7,629
International banking client accounts	6,580	9,059
	$469,021	$408,647

DundeeWealth has pledged securities with a fair value of $2,220,000 (December 31, 2008 – $7,610,000) as collateral for the cash deposited on loan.

12.	CORPORATE DEBT

	March 31, 2009	December 31, 2008
Corporate
$150 million revolving term credit facility due September 9, 2009	$97,709	$81,960
$9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,183	9,168
Subsidiaries
$500 million revolving term credit facility, DundeeWealth due September 9, 2009	131,641	169,606
$150 million revolving term credit facility, Dundee Realty due November 30, 2009	92,908	85,408
Other real estate debt	197,101	183,365
	$528,542	$529,507

$150,000,000 – Revolving Term Credit Facility, Corporate
During 2008, the Company renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009, subject to certain amendments.  The facility provides for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either the bank’s prime lending rate plus 0.25% for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.

The facility is subject to certain covenants, including maintenance of minimum levels of assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable unsecured subordinated debentures (“Exchangeable Debentures”) and restrictions on the prepayment and payment of interest on the Exchangeable Debentures.

For the three months ended March 31, 2009, interest expense relating to this revolving term credit facility was $639,000 (2008 – $86,000).

DUNDEE CORPORATION

$500,000,000 – Revolving Term Credit Facility, DundeeWealth
During 2008, DundeeWealth renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans or, for bankers' acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at the bank's prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.95%.  Unused amounts available under the facility are subject to a standby fee of 0.325% per annum.

The credit facility is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries, including DWM Inc. and Goodman & Company, Investment Counsel Ltd.

The facility is subject to certain covenants, including maintenance of minimum levels of assets under management and earnings before interest, taxes, depreciation, amortization and other non-cash items, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries.

For the three months ended March 31, 2009, interest expense relating to this corporate debt was $1,546,000 (2008 – $1,406,000).

$150,000,000 Revolving Term Credit Facility, Dundee Realty Corporation (“Dundee Realty”)
Dundee Realty has established a demand revolving term credit facility with a Canadian chartered bank, available up to a formula-based maximum not to exceed $150,000,000 (2008 – $150,000,000).  The facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 0.625% or at the bank’s then prevailing bankers’ acceptance rate plus 2.125%.  The facility expires on November 30, 2009 and is secured by a general security agreement and a first charge against various assets in western Canada.  At March 31, 2009, Dundee Realty had drawn $129,436,000 (December 31, 2008 – $121,146,000) against this facility, including $36,528,000 (December 31, 2008 –$35,738,000) in the form of letters of credit.

For the three months ended March 31, 2009, interest expense relating to this revolving term credit facility was $802,000 (2008 – $821,000).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties. Housing advances are secured by charges on specific land and housing and condominiums under development or land held for development.  Term debt is secured by charges on specific capital equipment.  At March 31, 2009, the weighted average interest rate on fixed rate debt at Dundee Realty was 6.85% (December 31, 2008 – 6.26%) and on variable rate debt, including in respect of its demand revolving term credit facilities, was 3.42% (December 31, 2008 – 4.29%).  Fixed rate debt matures between 2009 and 2030. Variable rate debt, including demand revolving term credit facilities, matures between 2009 and 2018.

DUNDEE CORPORATION

13.	PREFERENCE SHARES

Issued and Outstanding Preference Shares, First Series, Series 1

	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371
Amortization during the period	-	-	119	(31)	88
Balance as at March 31, 2009	6,000,000	$150,000	$(3,437)	$896	$147,459

As at March 31, 2009, the Company’s Preference Shares, Series 1, had a fair value based on market prices of $87,660,000 (December 31, 2008 – $75,000,000).  The Preference Shares, Series 1, pay an annual dividend of 5.00% and are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per share.

Series 1 Preference Shares, DundeeWealth
As at March 31, 2009, the Series 1 preference shares of DundeeWealth had a fair value based on market prices of $101,156,000 (December 31, 2008 – $84,038,000).  The Series 1 preference shares of DundeeWealth pay an annual dividend of 4.75% and are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

14.	SHARE CAPITAL

Issued and Outstanding
	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2008	71,139,788	$280,232	3,119,788	$8,166	74,259,576	$288,398
Issued (redeemed) during the period
ended March 31, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)	-	-	(260,700)	(1,041
Options exercised	240,000	1,160	-	-	240,000	1,160
Total Share Capital
Outstanding March 31, 2009	71,119,088	$280,351	3,119,788	$8,166	74,238,876	$288,517

Normal Course Issuer Bid
On March 30, 2009, the Company received approval from The Toronto Stock Exchange respecting its intention to continue to purchase its Subordinate Shares in the market for cancellation pursuant to its normal course issuer bid from April 1, 2009 to March 31, 2010.

During the first three months of 2009, the Company purchased 260,700 Subordinate Shares, having an aggregate stated capital value of $1,041,000 for cancellation pursuant to its normal course issuer bid.  The Company paid $1,055,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $14,000, has been recorded as a reduction of retained earnings.

DUNDEE CORPORATION

Share Purchase Plan
As at March 31, 2009, 1,980,000 Subordinate Shares were approved for issuance pursuant to the Company’s share purchase plan, of which 1,087,571 Subordinate Shares were issued since the plan’s inception and 892,429 Subordinate Shares remain available for issuance from treasury to eligible participants.

Share Loans Receivable in DundeeWealth
At March 31, 2009, the aggregate loan amount pursuant to the DundeeWealth share loan plan was $28,735,708 (December 31, 2008 – $29,813,726).  During the three months ended March 31, 2009, DundeeWealth recognized compensation expense of $293,000 (2008 – $943,000) in respect of these share loans.

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

		Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2007	$2,655	$(1,869)	$(8,772)	$9,306	$1,320
Transactions during the year ended December 31, 2008
Other comprehensive loss	(32,141)	(1,174)	12,720	(3,908)	(24,503)
Balance at December 31, 2008	(29,486)	(3,043)	3,948	5,398	(23,183)
Transactions during the period ended March 31, 2009
Other comprehensive income	11,905	1,186	174	(2,809)	10,456
Balance at March 31, 2009	$(17,581)	$(1,857)	$4,122	$2,589	$(12,727)

16.	INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

Investment Income

For the three months ended March 31,	2009	2008
Interest, dividends, and cash distributions	$3,774	$5,456
Realized investment (losses) gains	(2,914)	1,552
Other gains	-	15
	$860	$7,023

Share of Earnings (Loss) from Equity Accounted Investees

For the three months ended March 31,	2009	2008
Share of (loss) earnings	$(866)	$174
Loss from dilutions of interest	(1,097)	(514)
	$(1,963)	$(340)

DUNDEE CORPORATION

17.	STOCK BASED COMPENSATION

The terms of the Company’s stock based compensation plans are summarized in notes 15 and 19 to the 2008 Audited Consolidated Financial Statements.

Share Incentive Plans
During the three months ended March 31, 2009, the Company, before considering stock based compensation of subsidiaries described below, recognized stock based compensation expense of $348,000 (2008 – $381,000) related to share based compensation arrangements.

For the three months ended March 31,	2009	2008
Share option plan	$210	$203
Deferred share unit plan	138	178
	$348	$381

Share Option Plan
A summary of the status of the Company’s share option plan as at March 31, 2009 and December 31, 2008, and the changes during the periods then ended, is as follows:

		March 31, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,559,644	$6.63	3,864,644	$6.67
Exercised	(240,000)	$4.83	(275,000)	$7.39
Cancelled	(700,032)	$4.83	(30,000)	$4.95
Outstanding, end of period	2,619,612	$7.28	3,559,644	$6.63
Exercisable options	2,328,612	$7.04	3,268,644	$6.41

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	120,000	$4.38	2.65	120,000
$4.90 to $5.42	1,044,612	$4.98	1.32	1,044,612
At $9.17	1,455,000	$9.17	0.52	1,164,000

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
During the three month period ended March 31, 2009, DundeeWealth recognized stock based compensation expense of $4,518,000 (2008 – $5,183,000) in respect of its share incentive arrangements.  As at March 31, 2009, DundeeWealth had granted 6,503,246 (December 31, 2008 – 6,984,960) options at a weighted average exercise price of $9.14 (December 31, 2008 – $9.06) of which 5,748,546 (December 31, 2008 – 5,811,636) were exercisable at March 31, 2009.  At March 31, 2009, DundeeWealth had granted awards for the future issuance of 2,105,278 common shares of DundeeWealth, which issuance is conditional on certain criteria being met, and it had granted an aggregate of 894,461 deferred share units.

DUNDEE CORPORATION

Stock Option Plan of Eurogas Corporation (“Eurogas”)
As at March 31, 2009, Eurogas had granted 5,205,000 (December 31, 2008 – 5,205,000) options at a weighted average exercise price of $1.21 (December 31, 2008 – $1.21) of which 4,214,997 (December 31, 2008 – 4,214,997) stock options were exercisable at March 31, 2009.  Eurogas also has a deferred share unit plan of which 315,000 (December 31, 2008 – 315,000) awards have been issued.

Stock Based Compensation of Dundee Realty
The non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option will increase the non-controlling shareholder’s interest to 30%.  The option purchase will vest in equal annual installments over the six-year period which commenced in 2006 and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  In the first quarter of 2009, Dundee Realty recognized stock based compensation expense of $32,000 (2008 – $61,000) in respect of these option arrangements.

18.	INCOME TAXES

The Company's income tax recovery from continuing operations differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	March 31, 2009	March 31, 2008
Anticipated income tax recovery based on a combined Canadian federal and provincial
statutory income tax rate of 33% (2008 - 33.5%)	$(5,816)	$(19,167)
Non deductible expenses	4,548	3,233
Non taxable dilution gains	(83)	(141)
Change in valuation allowance	(346)	(1,501)
Remeasurement of future income taxes	110	3,677
Net income tax benefits not previously recognized	(1,398)	-
Other	(234)	(2,539)
Income tax recovery	$(3,219)	$(16,438)

Significant components of the Company's future income tax assets and liabilities as at March 31, 2009 and December 31, 2008 are as follows:

	March 31, 2009	December 31, 2008
Future income tax assets
Tax loss carry forwards	$182,603	$184,838
Capital assets	16,982	16,346
Accrued liabilities	10,913	10,838
Non deductible reserves	5,353	6,370
Other comprehensive income	4,073	5,618
Other	5,584	5,525
	225,508	229,535
Valuation allowance	(15,813)	(17,131)
Total future income tax assets	209,695	212,404
Future income tax liabilities
Deferred sales commissions	72,169	73,770
Management contracts	101,684	101,885
Investment portfolio, including equity accounted investments	118	5,068
Real estate assets	1,676	12,769
Funds under administration	3,670	3,857
Other	22,945	18,079
Total future income tax liabilities	202,262	215,428
Net future income tax assets (liabilities)	$7,433	$(3,024)

DUNDEE CORPORATION

The future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax assets when management believes it is more likely than not that some or all of the future tax assets will not be realized.  After consideration of estimated future taxable income, expected reversal of future tax liabilities, the nature of the future tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $15,813,000 (December 31, 2008 – $17,131,000) is required in respect of its future income tax assets as at March 31, 2009.

DundeeWealth realized a capital loss in 2007 on the sale of a subsidiary.  While the tax benefit of $14,500,000 in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

As at March 31, 2009, the Company and its subsidiaries had operating loss carry forwards of $627,523,000 (December 31, 2008 – $683,500,000).

Year of Expiry:
2009	$11,540
2010	9,974
2011	5,034
2012	-
2013	1,773
Thereafter	599,202
$627,523

19.	NET LOSS PER SHARE

For the three months ended March 31,	2009	2008
Net (loss) earnings available to Subordinate and Class B Shareholders
Continuing operations	$(8,244)	$(16,333)
Discontinued operations	$-	$69
Weighted average number of shares outstanding	74,243,619	75,576,361
Loss per share
Basic	$(0.11)	$(0.22)
Diluted	$(0.11)	$(0.22)

20.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

Risks Associated with Financial Instruments
The Company’s financial instruments are exposed to market risk, credit risk and liquidity risk.  Detailed disclosures on the Company’s financial instruments are included in note 22 to the 2008 Audited Consolidated Financial Statements and in the Managing Risk section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and other comprehensive income (“OCI”) before taxes, net of associated expenses, for the three months ended March 31, 2009 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are before providing for allocation of earnings or OCI to non-controlling interests.

DUNDEE CORPORATION

Earnings before taxes and other comprehensive income before taxes, net of associated expenses, for the three months ended March 31, 2009

			Effect of 3%
		Effect of 3%	absolute
		absolute	change in
		change in	fair value on
		fair value on	other
	Carrying	earnings	comprehensive
	value	before taxes	income (i)
Trading securities owned, net of trading securities sold short	$290,697	$8,512	n/a
Available-for-sale securities (ii):
Collateralized loan obligations (iii)	7,599	228	n/a
Mutual fund investments managed by a subsidiary	68,308	n/a	$2,049
Other portfolio investments	66,788	n/a	2,004

(i)	Before taxes.
(ii)	Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.
(iii)	During the first quarter of 2009, the decline in fair values related to CLOs was considered an other-than-temporary impairment and therefore, changes in fair values are charged to net earnings.

The Company also incurs fair value risk in its Exchangeable Debentures (note 12).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustment is recorded in net earnings.  At March 31, 2009, the Exchangeable Debentures were carried at their principal value.

The Company incurs interest rate risk and currency risk related to its portfolio of collateralized loan obligation (“CLO”) investments.  Additional details of the CLO investments are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The following table demonstrates the sensitivity of the Company’s earnings before taxes for the three months ended March 31, 2009, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects the effect of a revised average quarterly exchange rate used to translate the related investment income which is reflected in net earnings.

Earnings before taxes for the three months ended March 31, 2009
	Effect on earnings before taxes assuming 50 basis point absolute change in market interest rates	Effect on earnings before taxes assuming a 3% absolute change in foreign exchange rates

U.S. dollars	$94	$75
Euros	$11	$5

DundeeWealth borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-currency-denominated CLO investments.  At March 31, 2009, approximately 45% of the par value of U.S. dollar denominated CLOs and 26% of the par value of Euro denominated CLOs were economically hedged using foreign-currency-denominated debt.  DundeeWealth has elected not to apply hedge accounting to these strategies.

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt, excluding real estate debt, for the three months ended March 31, 2009 would change by approximately $251,000.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the three months ended March 31, 2009 would change by approximately $187,000.  The Company’s exposure to its variable rate real estate debt is discussed under the “Specific Risks Associated with Operating Segments – Real Estate” section.

DUNDEE CORPORATION

DundeeWealth incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and its $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros.  DundeeWealth’s exposure to currency risk related to its foreign-currency-denominated debt is illustrated in the following table, which demonstrates the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at March 31, 2009 using a revised spot rate and (ii) the effect of a revised average quarterly exchange rate used to translate the related interest expense for the three months ended March 31, 2009.

Earnings before taxes for the three months ended March 31, 2009
Effect on earnings before taxes
assuming a 3% absolute change
in exchange rates
U.S. dollars	$1,519
Euros	$1,163

Assets under management (“AUM”) are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest, defined as revenues less trailer service fees, for the three months ended March 31, 2009 would change by approximately $1,836,000, before accounting for any changes in performance fees that may be generated by such a change in fair value.

The following table, which includes a breakdown of March 31, 2009 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

AUM by Asset Type			AUM by Base Currency
Equity	$17,773,000	Canadian dollars		$19,400,000
Fixed income and cash	7,838,000	U.S. dollars		4,635,000
		Other		1,576,000
Total	$25,611,000	Total		$25,611,000

DundeeWealth also incurs market risk through its exposure to fluctuations in assets under administration (“AUA”).  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity.  While DundeeWealth does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $15,420,000,000 which is subject to trailer fees and therefore directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the three months ended March 31, 2009 would change by approximately $141,000.

Credit Risk
The Company manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  For the three months ended March 31, 2009, and historically, the Company has not incurred any material loss arising from a counterparty default.

Additionally, the real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

DUNDEE CORPORATION

Liquidity Risk
The following table summarizes the maturity profile of the Company’s financial liabilities as at March 31, 2009.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 10)	$2,146	No fixed term to maturity
Accounts payable and accrued liabilities	259,653	Typically due within 20 to 90 days
Client deposits and related liabilities (note 11)	469,021	Due on demand
Corporate debt (i) (note 12)	528,542	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 13)	153,059	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 13)	147,459	Retractable by the holder after June 30, 2016
Total	$1,559,880

(i)  Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with Operating Segments – RealEstate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Restructured Asset-Backed Commercial Paper
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  On January 21, 2009, as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth exchanged its ABCP for longer-term, FRNs designed to match the maturities of the underlying assets.  At closing, DundeeWealth received $145,739,000 MAV2 Class A-1 notes, $123,577,000 MAV2 Class A-2 notes, $22,433,000 MAV2 Class B notes, $9,023,000 MAV2 Class C notes, $26,827,000 MAV2 IA tracking notes, $14,152,000 MAV3 IA tracking notes and $29,600,000 MAV3 TA tracking notes.  In addition, following the completion of the restructuring plan, DundeeWealth received accrued interest of $12,263,000 in respect of its ABCP holdings which, when received, was recorded as a reduction in the carrying value of DundeeWealth’s investment in ABCP.  DundeeWealth has classified the FRNs as held-for-trading.

There are currently no market quotations available for the FRNs.  In order to determine fair value of these financial assets DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Using a valuation technique, DundeeWealth assigned values to each asset type, after which an overall dollar weighted average valuation across all FRNs was then calculated.

DundeeWealth’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.

At March 31, 2009, DundeeWealth determined that the fair value of the FRNs was $157,215,000, consistent with the fair value determination at December 31, 2008, adjusted for interest received of $12,263,000.  There is no assurance that the pricing of these FRNs will not increase or decline in future periods or that the FRNs will trade at a market value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investment will trade at a value equivalent to the fair value of the FRNs.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

DUNDEE CORPORATION

Collateralized Loan Obligations
At March 31, 2009, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  For the three months ended March 31, 2009, DundeeWealth earned interest of $2,656,000 (2008 – $3,338,000) from its portfolio of CLO investments.  This interest has been included in investment income in the Company’s statements of operations.

During the first quarter of 2009, the credit quality of the loans supporting DundeeWealth’s CLO investments continued to deteriorate.  In addition, a number of factors continued to exert downward pressure on CLO pricing which resulted in limited trading, despite the significant supply of CLO products.  Based on its analysis, DundeeWealth determined that there was objective evidence of increasing financial difficulty within the collateral supporting each CLO investment.  As a result, as at March 31, 2009, DundeeWealth determined that its CLO investments continued to be impaired on an other-than-temporary basis and recognized in net earnings a fair value adjustment of $9,046,000 against the carrying value of its CLO investments.  However, given the current economic environment and potential variability of the various measures used to assess credit quality of the loans supporting the CLO investments, material changes in DundeeWealth’s valuation of the CLOs may result in future periods.

Real Estate

Interest Rate Risk
The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to variable rate real estate debt for the three months ended March 31, 2009 would change by approximately $130,000.

Liquidity Risk
The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Land Mortgages	Housing Advances	Term Debt	TOTAL
2009	$3,760	$10,697	$123,113	$1,389	$138,959
2010	834	3,826	300	945	5,905
2011	867	801	75	1,267	3,010
2012	913	1	-	1,418	2,332
2013	961	142	-	1,484	2,587
2014 and thereafter	29,967	-	-	16,048	46,015
TOTAL	$37,302	$15,467	$123,488	$22,551	$198,808
Adjusted for:
Acquisition date fair value debt adjustment					(1,457)
Deferred financing					(250)
As at March 31, 2009					$197,101

Currency Risk
The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates, which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of March 31, 2009, the balance to be purchased under this foreign exchange forward contract was US$8,976,000.  There is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the reporting period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in an approximate $333,000 adjustment to OCI before non-controlling interest.

DUNDEE CORPORATION

Resources

Interest Rate Risk
Eurogas incurs interest rate risk through its discounted notes and GICs and, to a lesser extent, its cash position.  The investments in discounted notes and GICs are designated as held-for-trading financial instruments and are measured at fair value.  As a result, the effect of interest rate changes are recognized in net income in the period incurred.  For every 50 basis point change in market interest rates, net earnings before income taxes related to discounted notes and GICs would change by approximately $30,000.  Notes receivable are at fixed rates of interest and therefore are not subject to interest rate risk.

Currency Risk
Eurogas periodically has accounts receivable and accounts payable denominated in foreign currencies, primarily Euros and US dollars.  A 3% change in the foreign exchange translation rate of Euros and US dollars to Canadian dollars relating to these activities would result in a change to net earnings of approximately $20,000.

Eurogas’ equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations with unrealized foreign currency translation adjustments included in OCI.  A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the equity investment in Escal by approximately $13,000, with the unrealized foreign exchange amount recognized in OCI.

Eurogas also has certain cash balances that are denominated in US dollars in order to facilitate US dollar transactions.  Eurogas does not incur significant currency risk in respect of these balances, as the amount of cash held in foreign currency is not significant.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

Capital Management
The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  Detailed disclosures of the Company’s capital, including its objectives when managing capital and regulatory capital requirements are included in note 23 to the 2008 Audited Consolidated Financial Statements and in the Liquidity and Capital Resources section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008.

DUNDEE CORPORATION

21.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed below, there have been no substantive changes to the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 24 to the 2008 Audited Consolidated Financial Statements.  The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Land Purchase Agreements and Estimated Costs to Complete
Dundee Realty has commitments under land purchase agreements totalling $2,832,000 as at March 31, 2009 (December 31, 2008 – $2,832,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at March 31, 2009 were $5,656,000 (December 31, 2008 – $8,265,000).

Wind Turbine Purchase Agreement
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in the windmill development project for $8,974,000 which will become payable upon delivery and installation of certain equipment.

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $9,218,000 as at March 31, 2009 (December 31, 2008 – $9,861,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

DUNDEE CORPORATION

22.	SEGMENTED INFORMATION

Segmented Statements of Operations for the three months ended March 31,  2009 and 2008

		Wealth Management		Real Estate		Resources	Other Investments and Corporate Costs			Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$153,325	$215,151	$44,561	$50,513	$350	$529	$3,630	$4,839	$(2,180)	$(3,018)	$199,686	$268,014
Expenses	132,532	176,887	32,206	36,639	450	605	2,207	2,991	(253)	(437)	167,142	216,685
	20,793	38,264	12,355	13,874	(100)	(76)	1,423	1,848	(1,927)	(2,581)	32,544	51,329
Less:
Depreciation, depletion and amortization	24,937	22,157	1,250	953	15	49	484	616	-	-	26,686	23,775
Interest expense	6,766	5,562	2,075	2,530	785	1,080	4,987	637	(2,745)	(3,399)	11,868	6,410
Share of losses (earnings) of equity accounted investees	-	-	592	(640)	1,371	980	-	-	-	-	1,963	340
Fair value adjustments	9,046	75,885	-	-	-	-	-	-	-	-	9,046	75,885
Foreign exchange loss (gains)	848	2,890	-	-	-	(14)	12	188	-	-	860	3,064
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(507)	-	-	-	(507)
OPERATING (LOSS) EARNINGS BEFORE
UNDERNOTED ITEMS	(20,804)	(68,230)	8,438	11,031	(2,271)	(2,171)	(4,060)	914	818	818	(17,879)	(57,638)
Non-controlling interest	7,493	25,586	(1,329)	(1,357)	-	215	-	-	-	-	6,164	24,444
NET (LOSS) EARNINGS BEFORE
NON-SEGMENTED ITEMS	(13,311)	(42,644)	7,109	9,674	(2,271)	(1,956)	(4,060)	914	818	818	(11,715)	(33,194)
Dilution gains											252	423
Income taxes											3,219	16,438
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(13,311)	(42,644)	7,109	9,674	(2,271)	(1,956)	(4,060)	914	818	818	(8,244)	(16,333)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69	-	-	-	-	-	-	-	-	-	69
NET (LOSS) EARNINGS FOR THE PERIOD	$(13,311)	$(42,575)	$7,109	$9,674	$(2,271)	$(1,956)	$(4,060)	$914	$818	$818	$(8,244)	$(16,264)

Segmented Statements of Assets as at March 31, 2009 and December 31, 2008

		Wealth					Other Investments and
		Management		Real Estate		Resources	Corporate Costs			Intersegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Cash and cash equivalents	$120,991	$147,113	$16,855	$16,506	$2,805	$2,688	$991	$1,277	$-	$-	$141,642	$167,584
Goodwill	375,967	375,967	-	-	-	-	-	-	-	-	375,967	375,967
Other assets	1,463,358	1,474,894	814,371	832,921	201,985	183,903	102,641	45,691	-	-	2,582,355	2,537,409
TOTAL ASSETS	$1,960,316	$1,997,974	$831,226	$849,427	$204,790	$186,591	$103,632	$46,968	$-	$-	$3,099,964	$3,080,960

DUNDEE CORPORATION

23.	FUTURE ACCOUNTING CHANGES

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The IFRS implementation committee consists of senior management from accounting and finance, internal audit, information technology, and business operations.  During 2008, the implementation committee completed an initial analysis of the significant differences between IFRS and the Company's current accounting policies, including an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.  Key elements of the IFRS conversion process that are currently in progress include, but are not limited to:

•	A detailed assessment of key differences between IFRS and the Company's current accounting policies and the related impact on business activities.

•
A detailed assessment of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS, and provides for limited optional exemptions in specified areas of certain IFRS standards.

•	The development of solutions to address identified issues and documentation of recommended accounting policies.

•	The development of an ongoing education program for key employees responsible for financial reporting.

•	The review and preparation of IFRS disclosure requirements.

DUNDEE CORPORATION

As the Company continues to assess the impact of IFRS adoption on its business activities, processes and accounting policies, it will implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.  Additionally, the IFRS implementation committee will continue to revisit the conversion plan and accordingly, changes to the plan may be required, as more information on the Company’s adoption of IFRS becomes known.

DUNDEE CORPORATION